March 12, 2010

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Mail Stop 4631

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.

Amendment No. 1 to Registration Statement on Form S-3 filed on January 20, 2010

File No. 333-162298

Form 10-K for FYE December 31, 2008, as amended

File No. 1-33961

Dear Ms. Long:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 25, 2010 (the “Letter”) relating to the above-captioned registration statement and Form 10-K. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Annual Report on Form 10-K for the Period Ended December 31, 2008, as amended

Compensation Discussion and Analysis, page 19 of Form 10-K/A-1

1.	We note your proposed disclosure in response #3 of your letter dated January 20, 2010. Your proposed disclosure does not provide the required detailed analysis of how you determined the amount of base salary and bonuses awarded to each of the named executive officers in 2008 as shown in the Summary Compensation Table on page 11 of your Form 10-K/a-1. As we have previously requested, your response should provide a quantitative discussion of how the actual amounts were determined and an analysis of how individual roles and personal performance factored into the amounts you disclose for each named executive officer.

If the Company’s objectives, established by the Compensation Committee of our Board of Directors (the “Compensation Committee”), in providing short-term incentives remains the same as described in the proxy statement relating to our annual meeting of stockholders held in 2009, then in future filings we will provide disclosure similar to the following:

“In early 2009, the Compensation Committee established the Company’s performance against operating profit, as set forth in the annual operating budget, as the benchmark against which the executives would be measured to determine the amount of short-term incentive compensation. The original target was approximately $31 million. As the year progressed, it became apparent that this criterion was not achievable due to the world-wide economic impact on the industry. Although the initial goals were not met, the Company did achieve approximately 72% of the budgeted target. Further, despite a severely adverse economy, the Company’s consulting fee revenue grew by 64% and its net earnings grew by nearly 25%. Based on the Company’s actual performance under these severe economic conditions, the Compensation Committee decided that discretionary bonuses should be paid to the named executives.”

In our future filings, we will provide a detailed quantitative analysis of how compensation was determined for our executive officers.

2.	We also note your supplemental disclosure that your initial goals regarding company performance were not met, and that they became irrelevant due to the world-wide economic impact on the industry. Your description and analysis should identify these goals, as originally set, notwithstanding the company’s failure to achieve them. Please also clarify how you determined that the goals were not “relevant”, as distinguished from not achievable.

We note the Staff’s comment and understand the possible confusion about the term “relevant.” We will strive to use more precise language in our future filings.

Signatures

3.	Pursuant to General Instruction D(2) of the Form 10-K, in future filings, the Form 10-K and any amendments to the Form 10-K must also be signed by the company’s controller or principal accounting officer whose name and position should be shown on the signature page.

We will include the signature of the principal accounting officer in our future filings.

* * * * * * *

The Company appreciates your time and consideration. We look forward to discussing these items with you and your colleagues as necessary. My contact information is 864-810-6200 or johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III
John Fanelli III
Senior Vice President and Chief Financial Officer